Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES THAT THE INSTALLATION LICENSE FOR ITS ARIPUANÃ GREENFIELD PROJECT WAS GRANTED

Luxembourg, December 20, 2018 — Nexa Resources S.A. (“Nexa Resources” or the “Company”) announces that the Environmental Authority of the State of Mato Grosso, Brazil (SEMA/MT) granted today the Installation License (“LI”) for the Aripuanã project.

After receiving a Preliminary Environmental License (“LP”) in April 2018 and concluding the bankable feasibility study and the filing of the Technical Report in October 2018, our Board of Directors approved the implementation of the project, pending only the receipt of the LI to begin its construction. With the publication of the LI, Nexa intends to start construction immediately.

About Aripuanã

Aripuanã project is an underground zinc polymetallic mine and concentrate processing facility containing zinc, lead, copper, silver and gold in the state of Mato Grosso, Brazil. The average zinc equivalent production of the Aripuanã project is estimated at 120 thousand tonnes per year for 13 years, considering only the proven and probable mineral reserves estimated at 26.2 million tonnes in accordance with CIM (2014) Definition Standards as incorporated in National Instrument 43-101 — Standards for Disclosure for Minerals Projects (“NI 43-101”). The Aripuanã deposits are typical Volcanogenic Massive Sulphide (VMS) expected to support a production rate of 2.3 million tonnes of ore per year. The processing plant can treat up to 6,300 tonnes per day of ore.

According to its Technical Report, dated October 15, 2018, it is estimated that Aripuanã could produce an annual average of approximately: 66.7 thousand tonnes of zinc in concentrate, 23.0 thousand tonnes of lead in concentrate, 3.7 thousand tonnes of copper in concentrate; 1.87 million ounces of silver; and 13.0 thousand ounces of gold contained in the lead and copper concentrates. The mineral reserves grades are: 3.7% Zn, 1.4% Pb, 0.2% Cu, 0.3 g/t Au, and 34 g/t Ag.

The Aripuanã project is owned by Mineração Dardanelos Ltda., a joint venture between Nexa (which holds a 62.3% interest), Nexa Resources Perú S.A.A., a subsidiary of Nexa (which holds a 7.7% interest) and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30%).

Outlook

The project is estimated to be operational by the beginning of 2021, with total investment estimated at approximately US$ 392 million (100% of Aripuanã), pending the receipt of its Operating License (LO), expected by the end of 2020. The Company plans to invest 35% of the total estimated capital expenditures in 2019, 49% in 2020 with residual investments to be made during the start of production in 2021.

There is excellent potential to extend mine life by up to six years, based on the significant current inferred mineral resources and Nexa’s good track record of conversion to measured and indicated resources.

Since the start of exploration, the Company has drilled more than 215,000 meters in the project area and surroundings focused on mineral resources conversion and identification of mineralized deposits. Limited exploration has also identified additional mineralized bodies in the region. The Company also owns rights to conduct exploration activities on 65,887 hectares in the region.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).